UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915-10-0

(CUSIP Number)

Ronen Meidan

Bank Hapoalim B.M.

45 Rothschild Blvd.

Tel Aviv 6578403, Israel

972-3-5674174

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M87915-10-0	13D	Page 2 of 10

1.	Names of Reporting Persons. Bank Hapoalim B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization - Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power – 7,632,282
	8.	Shared Voting Power - 29,887
	9.	Sole Dispositive Power - 7,632,282
	10.	Shared Dispositive Power – 29,887
11.	Aggregate Amount Beneficially Owned by Each Reporting Person – 7,662,169
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) – 15.4% (1)
14.	Type of Reporting Person (See Instructions) BK

(1)	Based on the number of Ordinary Shares outstanding as at July 3, 2013, as reported by Tower to the Tel Aviv Stock Exchange (the “TASE”), and calculated in accordance with rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 3 of 10

1.	Names of Reporting Persons. Tarshish Hahzakot Vehashkaot Hapoalim Ltd. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization - Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0
	8.	Shared Voting Power - 29,887
	9.	Sole Dispositive Power - 0
	10.	Shared Dispositive Power - 29,887
11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 29,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) - less than 0.01% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on number of Ordinary Shares outstanding as at July 3, 2013, as reported to the TASE, and calculated in accordance with rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 4 of 10

The statement on Schedule 13D, dated February 3, 2011, of Bank Hapoalim B.M. (“Hapoalim”) and Tarshish Hahzakot Vehashkaot Hapoalim Ltd. (“Tarshish”), as amended by Amendment No. 1 thereto, dated June 10, 2013, is hereby further amended as follows:

Item 2.	Identity and Background

Schedule A is hereby amended to read in its entirety as attached hereto and incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following sentence at the end thereof:

“The source of the US $1,750,660 subscription price to exercise 87,533 of the Rights (as defined in Item 5 below) on June 27, 2013 was the working capital of Hapoalim.”

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following sentence at the end thereof:

“The purpose of the exercise of 87,533 of the Rights (as defined in Item 5 below) on June 27, 2013 was to utilise a short-term opportunity to purchase Tower securities at what Hapoalim believed to be an attractive price.”

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended to read in its entirety as follows:

“To the knowledge of the Reporting Persons:

(a)	(1)	Hapoalim is the beneficial owner of 7,662,169 Ordinary Shares, including 5,660,626 Ordinary Shares issuable upon conversion of currently convertible capital notes, 170,374 Ordinary Shares issuable upon exercise of currently exercisable warrants (including warrants to purchase 140,487 Ordinary Shares held by Hapoalim and a warrant to purchase 29,887 Ordinary Shares held by Tarshish, its wholly-owned subsidiary) expiring on December 31, 2016, 525,198 Series 8 Warrants expiring on July 22, 2013 and 437,665 Series 9 Warrants expiring on June 27, 2017. Hapoalim (and Tarshish’s) ownership, as aforesaid collectively represents approximately 15.4% of the Ordinary Shares outstanding as at July 3, 2013, as reported by Tower to the TASE, and calculated in accordance with Rule 13d-3(d)(1)(i).

	(2)	Tarshish is the beneficial owner of 29,887 Ordinary Shares issuable upon exercise of a currently exercisable warrant, representing less than 0.01% of the Ordinary Shares outstanding as at July 3, 2013 as reported by Tower and calculated in accordance with Rule 13d-3(d)(1)(i).

(b)	Hapoalim has sole voting and dispositive power over 7,632,282 Ordinary Shares, including 5,660,626 Ordinary Shares issuable upon conversion of currently convertible capital notes, 140,487 Ordinary Shares issuable upon exercise of currently exercisable warrants expiring on December 31, 2016, 525,198 Series 8 Warrants expiring on July 22, 2013 and 437,665 Series 9 Warrants expiring on June 27, 2017 and Hapoalim and Tarshish share voting and dispositive power over 29,887 Ordinary Shares issuable upon exercise of a currently exercisable warrant held by Tarshish expiring on December 31, 2016.

CUSIP No. M87915-10-0	13D	Page 5 of 10

(c)	Save for the following transactions, neither Hapoalim nor Tarshish has effected any transactions in the Ordinary Shares during the past sixty (60) days:

Set forth below are the dates of sale, number and average price per share of Ordinary Shares sold by Hapoalim on NASDAQ on June 13, 2013 and over the counter on June 21, 2013:

Date	Number of Shares	Price Per Share
June 13, 2013	70,129	US $	5.320
June 21, 2013	46,000	US $	5.198

On June 13, 2013, Tower distributed, for each 44 Ordinary Shares either (a) owned by its shareholders or (b) that holders of its options, capital notes and certain warrants (including the warrants held by Hapoalim) would be entitled to receive upon exercise or conversion thereof, a transferable right (“the Right”) to purchase, for a subscription price of US $20.00:

•	Four Ordinary Shares;

•	Six Series 8 Warrants, each of said warrants permits the warrantholder to purchase an Ordinary Share at a price of US $5.00 per share until July 22, 2013; and

•	Five Series 9 Warrants, each of said warrants permits the warrantholder to purchase an Ordinary Share at a price of US $7.33 per share until June 27, 2017.

In such Rights distribution, Hapoalim received 146,937 Rights.

The Rights expired on June 27, 2013, but were listed for trading on the TASE for one trading day only on June 24, 2013.

On June 24, 2013, Hapoalim sold 59,404 Rights on the TASE for an average price of US $3.35 per Right. Although all sales were made in New Israel Sheqels (“NIS”), the U.S. Dollar Price set forth above reflects conversion of such NIS Price into U.S. Dollars based on the relevant Representative Rate published by the Bank of Israel.

On June 27, 2013, Hapoalim exercised a total of 87,533 Rights for a total subscription price of US $1,750,660.

CUSIP No. M87915-10-0	13D	Page 6 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2013
Date

/s/ Arie Stainfeld	/s/ Ronen Meidan
Signature

Bank Hapoalim B.M.

Arie Stainfeld, Head of Exposures	Ronen Meidan, Head of
and Risk Management Department	Equity Investments Unit
Name/Title

July 9, 2013
Date

/s/ Arie Stainfeld	/s/ Ronen Meidan
Signature

Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

Arie Stainfeld, Director	Ronen Meidan, Director
Name/Title

CUSIP No. M87915-10-0	13D	Page 7 of 10

SCHEDULE A

Information Regarding Senior Officers and Directors of Bank Hapoalim B.M.

Board of Directors

Name	Address	Principal Occupation	Citizenship

Yair Seroussi	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of the Board of Bank Hapoalim B.M.	Israel

Irit Izakson	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of the Boards of Directors of the credit-card companies in the Bank Group, director in various companies	Israel

Mali Baron	63 Yehuda Halevi St., Tel Aviv, Israel	Director of companies	Israel

Amnon Dick	63 Yehuda Halevi St., Tel Aviv, Israel	Businessman, partner in communications companies, consultant and director. CEO of Adsensory Ltd.	Israel

Meir Wietchner	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Global strategy for the Arison Group and Chairman of the Miya Group	Israel

Nir Zichlinskey	63 Yehuda Halevi St., Tel Aviv, Israel	President and CEO of SRI Global Group	Israel

Imri Tov	63 Yehuda Halevi St., Tel Aviv, Israel	Director of companies; business consultant and researcher in defense economics	Israel

Yaacov Peer	63 Yehuda Halevi St., Tel Aviv, Israel	Financial and managerial consultant for small businesses	Israel

Efrat Peled	63 Yehuda Halevi St., Tel Aviv, Israel

Chairman of the Board and CEO of the following companies: Arison Holdings (1998) Ltd.,

Arison Investments Ltd.,

Arison Sustainability Ltd.,

Arzaf Ltd., Arzaf B (97) Ltd., and Arzaf D Ltd. and CEO of the following companies: SAFO LLC and Arzaf C Ltd.

Israel

Nehama Ronen	63 Yehuda Halevi St., Tel Aviv, Israel	Chairperson of the Board of Directors of Maman Cargo Terminals Ltd. and Recycling Corporation (ELA)	Israel

Moshe Koren	63 Yehuda Halevi St., Tel Aviv, Israel	Banking and financial consultant	Israel

Dafna Schwartz	63 Yehuda Halevi St., Tel Aviv, Israel	Professor and member of staff at the Department of Business Administration, Faculty of Management, Ben Gurion University of the Negev, Economic and business consultant in Israel and overseas	Israel

Ido Stern	63 Yehuda Halevi St., Tel Aviv, Israel	Deputy General Manager and legal counsel at Arison Holdings (1998) Ltd. and Arison Investments Ltd.	Israel

Yair Tauman	63 Yehuda Halevi St., Tel Aviv, Israel	Professor at the Interdisciplinary Center Herzliya and at the State University of New York at Stony Brook	Israel

Yosef Yarom	63 Yehuda Halevi St., Tel Aviv, Israel	Lecturer on auditing in the business sector at Haifa University	Israel & Argentina

CUSIP No. M87915-10-0	13D	Page 8 of 10

Senior Officers

Name	Business Address	Principal Occupation	Citizenship

Zion Kenan	63 Yehuda Halevi St., Tel Aviv, Israel	President and Chief Executive Officer	Israel

Lilach Asher-Topilsky	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Retail Banking	Israel

Shimon Gal	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Corporate Banking	Israel

Efrat Yavetz	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Human Capital, Advising, and Resources	Israel

Ofer Levy	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Accountant	Israel

Anath Levin	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Financial Markets	Israel

Ilan Mazur	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Legal Adviser	Israel

Ran Oz	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Financial Officer	Israel

Ari Pinto	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Corporate Strategy	Israel

Dan Alexander Koller	63 Yehuda Halevi St., Tel Aviv, Israel	Head of International Banking	Israel

Jacob Orbach	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Internal Audit in Israel and abroad	Israel

Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Corporate Secretary	Israel

Tsahi Cohen	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Risk Officer	Israel

Zvi Naggan	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Information Technology	Israel

CUSIP No. M87915-10-0	13D	Page 9 of 10

PRINCIPAL HOLDERS OF THE

ISSUED SHARE CAPITAL OF BANK HAPOALIM B.M.

NAME	% OF CAPITAL
ARISON HOLDINGS (1998) LTD	20.3%
SALT OF THE EARTH LTD	1.3%

Arison Holdings (1998) Ltd. - Director Information

Name	Address	Citizenship	Principal Occupation

Irit Izakson	63 Yehuda Halevi St., Tel-Aviv, Israel	Israel	Chairman of Isracard; director in various companies

Shari Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Investor

James M. Dubin	c/o Paul Weiss, 1285 Avenue of the Americas, New York, NY	USA	Attorney - Paul Weiss

Jason Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Chairman, The Ted Arison Family Foundation (Israel) Ltd.

David Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Officer of MIYA, an Arison Group Company

Cassie Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Student

Efrat Peled	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	Chairman of the Board and CEO of Arison Holdings (1998) Ltd., CEO and director in various companies

CUSIP No. M87915-10-0	13D	Page 10 of 10

Salt Of The Earth Ltd. - Director Information

Name	Address	Citizenship	Principal Occupation

Efrat Peled	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	Chairman of the Board and CEO - Arison Holdings (1998) Ltd., CEO and director in various companies

Dovik Tal	Atlit, Israel	Israel	CEO - Israel Salt Industries Ltd.

Moshe Lahmani	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	CFO - Arison Holdings (1998) Ltd.

Ido Stern	63 Yehuda Halevi St., Tel Aviv, Israel	Israel	Deputy General Manager and legal counsel at Arison Holdings (1998) Ltd. and Arison Investments Ltd.

Information Regarding Senior Officers and Directors

of Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

Board of Directors

Name	Address	Principal Occupation	Citizenship

Eran Zimmerman	45 Rothschild Blvd., Tel-Aviv, Israel	CEO (Tarshish). SVP capital management - Bank Hapoalim B.M.	Israel

Anath Levin	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Financial Markets - Bank Hapoalim B.M.	Israel

Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Corporate Secretary of Bank Hapoalim B.M.	Israel

Ronen Meidan	45 Rothschild Blvd., Tel-Aviv, Israel	Head of Equity Investment Unit- Bank Hapoalim B.M.	Israel

Arie Stainfeld	45 Rothschild Blvd., Tel-Aviv, Israel	Head of Exposures and Risk Management Department- Bank Hapoalim B.M.	Israel

Guy Kalif, C.P.A. (Isr)	11 Hanegev St., Tel-Aviv, Israel	Manager, Comptroller Division - Bank Hapoalim B.M.	Israel